Exhibit 99.1

Media Release

IMV Inc. Announces Update on CCAA Proceedings and Sales and Investment Solicitation Process

DARTMOUTH, Nova Scotia — (BUSINESS WIRE) — July 26, 2023, IMV Inc. (the “Company” or “IMV”), recently announced an update on the Sales and Investment Solicitation Process (the “SISP”) implemented as part of its ongoing proceedings under the Companies' Creditors Arrangement Act (the “CCAA”).

As previously disclosed, IMV initiated the CCAA proceedings on May 1, 2023, to facilitate the restructuring of the Company with the goal of implementing a transaction. Since then, the Company has been diligently working with its advisors and stakeholders to explore strategic alternatives that maximize value for its stakeholders and secure the continued development of its promising DPX platform technology and immunotherapy pipeline.

The Company has made substantial progress in the SISP and multiple parties have expressed interest in the Company’s assets. However, to advance ongoing discussions with interested parties in the context of the SISP and to allow additional time to interested parties to conduct due diligence, the Court has granted IMV an extension of the stay period until and including August 18, 2023. This extension will provide the necessary runway to complete negotiations with interested parties and ultimately secure the optimal outcome for all stakeholders involved.

Even if these negotiations are successful, the current interest from qualified bidders in IMV is focused on its novel delivery technology, DPX, and related intellectual property and expertise. As a result, the Company has decided to initiate an orderly wind-down of its clinical trials. IMV is committed to taking all necessary measures to minimize any impact on the patients currently enrolled in its clinical trials.

IMV remains committed to a transparent and efficient restructuring process. The Company will continue to work closely with its advisors, stakeholders, and the Court to ensure that all potential options are explored thoroughly, and that any transaction pursued is in the best interest of the Company and its stakeholders.

Shareholders and creditors are reminded that in accordance with the Company’s CCAA proceedings, there is an ongoing claims process and they are encouraged to carefully review the information provided by the Court-appointed Monitor, FTI Consulting Canada.

It is important to note that claims bar dates have been established to ensure an efficient and orderly claims resolution process. Detailed instructions, relevant deadlines, and the necessary forms can be accessed through the Monitor’s website: http://cfcanada.fticonsulting.com/imv/default.htm Further updates on the SISP and any material developments regarding the CCAA proceedings will be provided in accordance with applicable securities laws and as they become available. The Company appreciates the ongoing support of its employees, shareholders, patients, and other stakeholders as it navigates the CCAA proceedings.

All enquiries regarding the CCAA proceedings should be directed to the Monitor via email at: imv@fticonsulting.com or telephone: 1-416-649-8129 or 1-833-981-8009. Information about the CCAA proceedings, including copies of all court orders, Monitor’s Report and the SISP, are available on the Monitor’s website: http://cfcanada.fticonsulting.com/imv/default.htm

About IMV

IMV Inc. is a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX®, our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, improving the lives of patients with solid or hematological cancers. DPX can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. IMV’s lead therapeutic candidate, maveropepimut-S (MVP-S), is a DPX-based cancer vaccine that delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. Together, these elements are designed to foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function that drive a targeted, sustained immune response. In our clinical trials, MVP-S treatment has been well tolerated and has demonstrated favorable clinical outcomes in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is administered in very low doses approximately once every two months, which drives a persistent immune attack on tumor cells. For more information, visit https://www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: (i) the outcome of the CCAA proceedings and formal sale and investment solicitation process to secure additional financing, sell assets, or a combination thereof, (ii) the ability of the Company to secure additional financing or otherwise enter into a transaction. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including the outcome of the CCAA proceedings and the capacity of the Company to enter into a transaction that would allow the Company to pursue its activities as a going concern. IMV assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov/edgar.

Investor Relations & Media

Brittany Davison
Chief Accounting Officer
IMV Inc.

O: +1 902.492.1819 ext. 1012
bdavison@imv-inc.com

Source: IMV Inc.

Released July 26, 2023